UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2022

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of the appointment of Dr. Alex Kaoukhov as Chief Medical Officer

On March 15, 2022, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing that Dr. Alex Kaoukhov has been appointed Chief Medical Officer effective immediately.  Dr. Kaoukhov will be based in the Company’s Menlo Park office and will be responsible for the global clinical development of the Company’s pipeline, including its lead program, eblasakimab (also known as ASLAN004), which is currently in a Phase 2b clinical trial where it is being investigated as a therapeutic antibody to moderate-to-severe atopic dermatitis.

Dr. Kaoukhov replaces Dr. Kenneth Kobayashi, who has left the company. Dr. Kobayashi’s departure did not involve any disagreement on any matter relating to the Company’s operations, policies or practices.

Further information is set out in the press release attached hereto as Exhibit 99.1 and which is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768) and Registration Statement on Form S-8 (File No. 333-252118).

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated March 15, 2022 regarding announcement of the appointment of Dr. Alex Kaoukhov as Chief Medical Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: March 15, 2022